EXHIBIT 1.01

Micron Technology, Inc.
Conflict Minerals Report
Calendar Year 2017

We1 prepared this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). This CMR covers the calendar year reporting period ended December 31, 20172 and is filed as an exhibit to our Form SD. This CMR includes a description of the measures we have taken to exercise due diligence on the source and chain of custody of conflict minerals3 (specifically gold, and the derivatives tin, tantalum, and tungsten (collectively “3TG metals”)) necessary to the functionality or production of our memory and storage products4 manufactured during the year ended December 31, 2017.

Overview of Our Commitment to Responsible Sourcing:

In support of global responsible sourcing, we are committed to monitoring our supply chain with a goal to ensure that conflict minerals directly or indirectly supporting civil violence or human rights abuses in the Democratic Republic of the Congo (“DRC”) or adjoining countries are not used in the manufacture of Micron products. We also believe that responsible sourcing means continuing to support stable economic development in the DRC region (rather than a DRC embargo), and accordingly we do not prohibit our suppliers from using 3TG metals sourced from the region. Our conflict mineral supply chain monitoring program is consistent with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and integrates tools developed by the Responsible Minerals Initiative (“RMI”).

Micron is a founding member of the Responsible Minerals Initiative, RMI (member ID MICR). We continue to support the RMI and its Responsible Minerals5 third-party auditing program, the Responsible Minerals Assurance Process (“RMAP”), as part of our commitment to drive ethical sourcing of 3TG metals throughout our supply chain. In 2017, we continued working with RMI and provided leadership through multiple RMI leadership teams, including the Smelter Engagement Team, the Market Acceptance Team, the Joint Supplier Team, the Due Diligence Team, the CMRT Team and the Plenary Team, which is tasked with defining future directions, protocol, recognition of other reporting organizations, training, oversight, and smelter and refiner engagements. To learn more about RMI’s initiatives to help companies achieve a responsible minerals supply chain and the Responsible Minerals Assurance Program visit: http://www.responsiblemineralsinitiative.org/.

Micron’s conflict minerals policy is published at https://www.micron.com/about/our-commitment/supply-chain/conflict-minerals. To learn more about our conflict minerals supplier requirements, see our Micron Supplier Quality Requirements Document (“SQRD”) at https://www.micron.com/resource-details/89828cfa-a003-4676-9f1d-a5753dfbc9be.

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1 In this CMR, unless otherwise indicated or the context otherwise requires “we,” “us,” “our,” “Micron” and the “Company” refers to Micron Technology, Inc. and its subsidiaries.
2 Unless otherwise noted, any designation of years refers to calendar years.
3 Conflict minerals are those minerals regulated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. They include columbite-tantalite, also known as coltan (and its derivative tantalum); cassiterite (and its derivative tin); wolframite (and its derivative tunsgsten); and gold.
4 Memory and storage products include NAND, DRAM, NOR and 3D XPoint components, and products we sell that contain such components. The term “memory and storage products” does not include custom tools we make for our own use or sell to our joint venture partner. Memory and storage products accounted for more than 99% of our revenue during 2017.
5 The term “Responsible Minerals” herein means the relevant smelters or refiners are verified as Conformant with the RMI’s RMAP or an equivalent third-party auditing program.

Overview of Micron’s Conflict Minerals Program:

We require our suppliers6 to source conflict minerals from smelters and refiners validated as Conformant7 with responsible minerals sourcing standards (such as the RMAP or standards enacted by the London Bullion Market Association (“LBMA”) or the Responsible Jewellry Council (“RJC”)). We refer to smelters and refiners who have been validated to meet such responsible minerals sourcing standards as “Conformant” and smelters and refiners who are actively engaged in an effort to become validated under one or more of these standards as “Active.”8 To ensure our suppliers meet our SQRD requirements for responsible minerals sourcing, we make all suppliers aware of our commitment to responsible sourcing and our expectation that all smelters and refiners in our supply chain are Conformant with responsible minerals sourcing standards; conduct ongoing due diligence on the source and chain of custody of conflict minerals in our supply chain in conformance with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas; encourage suppliers to adopt responsible sourcing practices; and collaborate with industry stakeholders through our leadership in the RMI. To further transparency in the conflict mineral supply chain, in addition to publicly reporting the results of our due diligence efforts annually, we share our due diligence results directly with our customers.

In 2017, we improved our outreach and resolution process such that no supplier within our memory and storage products supply chain proposed adding any non-Conformant smelters or refiners. We also worked to improve our response time in circumstances where a smelter or refiner decides to exit the audit program.

Based on the information provided by our suppliers and our due diligence efforts through December 31, 2017, we identified a total of 256 smelters and refiners we believe were in our memory and storage products supply chain at any point during the year ended December 31, 2017, all of which were validated as Conformant at the time they entered our supply chain, a 7% increase in the number of Conformant smelters or refiners in our memory and storage products supply chain as compared to 2016. During the year ended December 31, 2017, nine of these smelters and refiners stopped participating or were not willing to participate in, or complete, a third-party audit within given timelines, and as a result, we removed them from our supply chain. Accordingly, we determined that 247 smelters and refiners were in our memory and storage products supply chain as of December 31, 2017, all of which were validated as Conformant.

1.	Our Outreach to Suppliers and Reasonable Country of Origin Inquiry
Our goal is to ensure that all 3TG metals in our supply chain are sourced through responsible minerals smelters and refiners. In furtherance of that goal, we require that each supplier in our memory and storage products supply chain must participate in our Supplier Management Performance process. This process begins with our annual submission of an inquiry letter to our suppliers (including a link to the RMI Conflict Minerals Reporting Template (“CMRT”)). Through the CMRT we request information from suppliers regarding their 3TG supply chains, including the names and locations of smelters and refiners of 3TG as well as the country of origin of 3TG processed by such smelters and refiners. We then ask that suppliers review and acknowledge our Conflict Minerals Policy and our SQRD, which sets out our expectations that all smelters and refiners in our supply chain are, and remain, validated as Conformant. We applied our Supplier Management Performance process to each new supplier as they were added to our memory and storage products supply chain throughout the year.

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6 The term “supplier(s)” refers to both incumbent and new suppliers and manufacturers that are likely to provide us with products containing 3TG metals that are necessary to the function or manufacture of our memory and storage products.
7 The term “Conformant” means that smelters or refiners are verified as Conformant with the RMI’s RMAP or an equivalent third-party auditing program. The RMI changed its terminology since our report for calendar year 2016, with the term “Conformant” replacing the term “Compliant”.
8 The term “Active” refers to smelters or refiners actively pursuing certification through one of the approved auditing processes.

We make our suppliers aware that smelters and refiners that fail to become Conformant in one or more responsible sourcing auditing programs will be targeted for removal from our memory and storage products supply chain. In addition, the terms and conditions we include with every Micron purchase order further enforce our responsible sourcing expectations and requirements with direct reference to our SQRD. Throughout 2017, we worked with our suppliers to help raise awareness of our expectations, provide ongoing education concerning our requirements, and provide training through our risk mitigation and escalation process.

Our outreach to suppliers, which included our reasonable country of origin inquiry, did not provide us with complete information on the origin of 3TG from smelters and refiners reported to be in our memory and storage products supply chain in 2017. We had reason to believe, however, that at least some sourcing was from the DRC and adjoining countries. Accordingly, we conducted due diligence on the chain and custody of 3TG and prepared this Conflict Minerals Report.

2.	Our Conflict Minerals Due Diligence Program

2.1	Our Conflict Minerals Due Diligence Program Design
We have designed our conflict minerals due diligence program in conformance with the principles of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition) and the supplements thereto as applied to downstream companies.

2.2	Our Conflict Minerals Due Diligence for 2017 Products

2.2.1	Our Management System
For the year ended December 31, 2017, management of our conflict minerals program was provided by a cross-functional Conflict Minerals Steering Team, with representatives from Micron’s Procurement, Supply Chain, Quality, Finance, Sales and Legal departments, headed by a Senior Procurement Compliance Manager. The Steering Team met at least monthly during the year ended December 31, 2017 to review progress towards maintaining our goal of a responsibly-sourced supply chain. Oversight of the Conflict Minerals Steering Team was provided by a cross-functional Conflict Minerals Executive Team comprised of Vice President-level executives, which is charged with sponsoring and reviewing our conflict minerals program, and a newly-established Global Supply Chain Compliance Council, which is comprised of a subset of our Conflict Minerals Executive Team and charged with direct oversight of our responsible sourcing program. During the year ended December 31, 2017, the Global Supply Chain Compliance Council reported to the Conflict Minerals Executive Team on a monthly basis to review our progress towards our goal of achieving a responsibly-sourced supply chain.

We also continued to incorporate our conflict minerals supplier requirements (i.e., that suppliers must report 100% of their supply chain and only source from Conformant smelters and refiners) into the terms and conditions of our purchase orders and supplier agreements, and maintained internal and third-party access to our ethics and compliance hotline, which can be used to report issues relating to conflict minerals. Our program included a ten-year record retention policy for our conflict minerals documents.

2.2.2	Our Risk Assessment
We collected, screened and analyzed CMRTs from all 3TG-exposed suppliers for the year ended December 31, 2017. We provided our suppliers with formal notification of Micron’s requirements to convey our expectations that they report to us, within thirty days of any such occurrence, any changes to their supply chains that would affect their CMRT status.

2.2.3	Our Risk Management
We reviewed all CMRT responses and updates received for the year ended December 31, 2017 and determined whether the disclosed smelters or refiners were recognized by RMI or equivalents as processors of 3TG metals, and if so, whether they had been validated as Conformant with these organizations. We reviewed supplier CMRTs for accuracy and overall adherence to our conflict minerals requirements, as delivered through our inquiry letter to suppliers, and we began our risk mitigation (and escalation processes, if necessary) set out in our conflict minerals procedures with suppliers having disclosed any smelters or refiners that were not Conformant. If a supplier reports a CMRT that includes smelters or refiners not yet listed as Conformant, we implement our risk mitigation procedures, beginning with direct outreach to the supplier and escalating discussions up the management structure of our respective companies. We work with these suppliers throughout the risk mitigation process to provide awareness of Micron’s goal to only source from Conformant smelters or refiners. During the year ended December 31, 2017, zero suppliers in our memory and storage products supply chain reported smelters or refiners not yet validated as Conformant in a responsible minerals auditing program. During the year ended December 31, 2017, nine smelters and refiners stopped participating or were not willing to participate in, or complete, a third-party audit within given timelines, and within an average of one month, we were able to determine that these smelters or refiners were either removed from or no longer reported in our memory and storage products supply chain.

We are members of multiple RMI working committees, including the RMI Smelter Engagement Team, which was tasked with identifying and influencing smelters in the supply chains of RMI members to join the RMAP and become validated as responsibly sourced. Micron also has additional RMI formal representation and leadership positions on multiple RMI working teams, including the Multi-Stakeholder Team, the Due Diligence Team, the CMRT Team, and the Plenary Team, which helps define future protocols, procedures, issue resolutions and training. Through our membership dues, we provide funding to Democratic Republic of the Congo (“DRC”) in-region agencies.

2.2.4	Smelter and Refiner Auditing
As we do not source 3TG metals directly from smelters or refiners, we rely on independent third-party auditing programs, such as the RMAP, LBMA, and RJC to coordinate audits of smelters and refiners in our memory and storage products supply chain.

2.2.5	Reporting
We report our annual due diligence results in our conflict minerals program to the U.S. Securities and Exchange Commission through the Form SD and the CMR. We make the CMR available on our company website.

3.	Our Product Descriptions
Overview
We offer a broad portfolio of semiconductor memory and storage products. We conducted due diligence, as described in this CMR, to try to determine the source and chain of custody of the necessary 3TG metals contained in these memory and storage products. Our management assessment process led us to believe that at least some sourcing is from the DRC and adjoining countries. We were unable to determine the country of origin of some of the 3TG metals contained in memory and storage products we manufactured and sold during the year ended December 31, 2017 and/or whether all of the memory and storage products we manufactured and sold during the year ended December 31, 2017 contain 3TG metals that may have directly or indirectly financed or benefited armed groups in the DRC or an adjoining country.

Description of Memory and Storage Products
During the year ended December 31, 2017, we manufactured or contracted to manufacture the following memory and storage products containing 3TG metals.

DRAM

DRAM products are high-density, low-cost-per-bit, random access memory devices that provide high-speed data storage and retrieval with a variety of performance, pricing, and other characteristics.

Wafer, Component, and Module DRAM: DDR3 and DDR4 DRAM products offer high speed and bandwidth, primarily for use in computers, servers, networking devices, communications equipment, consumer electronics, automotive, and industrial applications.

LPDRAM: LPDRAM products offer lower power consumption relative to other DRAM products and are used primarily in smartphones, tablets, automotive applications, laptop computers, and other mobile consumer devices that require low power consumption.

Other: We offer HMC products, which are semiconductor memory devices where vertical stacks of DRAM die connected using through-silicon-via interconnects are placed above a small, high-speed logic layer.

NAND

NAND products are electrically re-writeable, non-volatile semiconductor memory and storage devices that retain content when power is turned off. NAND is ideal for mass-storage devices due to its fast erase and write times, high density, and low cost per bit relative to other solid-state memories. NAND-based storage devices are utilized in smartphones, SSDs, tablets, computers, automotive and industrial applications, networking, and other consumer applications. Removable storage devices, such as USB and Flash memory cards, are used with applications such as PCs, digital still cameras, and smartphones. The market for NAND products has grown rapidly and we expect it to continue to grow due to increased demand for these and other embedded and removable storage devices.

Wafer and Component NAND: Our NAND products feature a small cell structure that enables higher densities for demanding applications. 3D NAND stacks layers of data storage cells vertically to create storage devices with higher capacity than competing planar NAND technologies. This enables more storage in a smaller space, bringing significant cost savings, low power usage and high performance to a range of mobile consumer devices as well as the most demanding enterprise deployments.

SSDs: SSDs incorporate NAND, a controller, and firmware and are a significant portion of our net sales. We offer client, cloud, and enterprise SSDs which feature higher performance, reduced-power consumption, and enhanced reliability as compared to typical hard disk drives.

MCPs and Managed NAND: We offer MCP products that combine NAND with LPDRAM to enable small form-factor solutions that combine storage and execution memory. We also offer managed NAND products including e-MMC, UFS, and embedded USB. Our e-MMC products combine NAND with a logic controller that performs media management and Error Code Correction ("ECC"), which provides reduced ECC complexity, better system performance, improved reliability, easy integration, and lower overall system costs. Our e-MCP products combine e-MMC with LPDRAM on the same substrate, which improves overall functionality and performance while simplifying system design. MCP products are used in smartphone, automotive, industrial, and other consumer applications. Our MCP and managed NAND products generally feature proprietary firmware and leverage our expertise in NAND and DRAM technologies.

NOR Flash

NOR Flash products are electrically re-writeable semiconductor memory devices that offer fast read times and are used in automotive, industrial, connected home, and consumer applications.

3D XPoint Memory

We introduced 3D XPoint technology, a new category of non-volatile memory, in 2015. 3D XPoint memory's innovative, transistor-less, cross point architecture creates a three-dimensional checkerboard where memory cells sit at the intersection of word lines and bit lines, allowing the cells to be addressed individually. As a result, data can be written and read in small sizes, leading to fast and efficient read/write processes. We began producing 3D XPoint memory in 2016 and significantly increased production in 2017.

Reported Smelters and Refiners Used to Process 3TG Metals
We identified 256 smelters and refiners that are recognized by RMI, LBMA or RJC to be processors of 3TG metals and that we believe were potentially in our memory and storage products supply chain for the year ended December 31, 2017. All of these smelters and refiners were validated as Conformant with a responsibly-sourced auditing program, though nine stopped participating or were not willing to participate in, or complete, a third-party audit within given timelines, and as a result were removed from our memory and storage products supply chain. Many of our suppliers reported smelter and refiner information at the company level rather than limiting their responses to smelters and refiners affiliated with products sold to Micron. As a result, some reported smelters and refiners may not be affiliated with our memory and storage products.

Throughout 2017, we worked with our suppliers in an effort to source only from smelters and refiners that were validated as Conformant with a responsibly-sourced auditing program. As of December 31, 2017, our memory and storage products supply chain included 247 smelters and refiners, all of which were validated as Conformant.

Aggregated Countries of Origin of 3TG Metals
Our due diligence efforts did not result in sufficient information to conclusively determine the countries of origin of all 3TG metals in our products due to the LBMA reporting process. Appendix B sets forth a list of countries of origin of 3TG metals that may be in our products based on information provided to us by our suppliers and RMI, which is available to us (and is therefore being disclosed) on an aggregated basis only for RMAP Conformant smelters.

Efforts to Determine the Mine or Location of Origin
RMI has an established audit protocol to assess whether smelters and refiners of 3TG metals employed policies, practices and procedures to source responsibly-sourced minerals. RMI, through the RMAP, collects and provides access for its members to certain information regarding the origin of minerals processed at RMAP responsibly-sourced smelters and refiners.

We required the suppliers in our memory and storage products supply chain to complete the RMI CMRT, which requested information regarding the mine or location of origin of necessary conflict minerals processed by the smelters and refiners our suppliers identified as potentially associated with our 3TG metals supply chain. We reviewed the supplier responses as well as information available through the RMI on the mine or location of origin of 3TG metals processed by these smelters and refiners collectively. Because we were unable to confirm the supplier data, our list of the countries of origin in Appendix B reflects the aggregated list of countries provided by RMI for RMAP responsibly-sourced smelters and refiners.

4.	2018 Due Diligence Improvement Measures
During the 2018 reporting year, Micron intends to:

•	Continue to engage with and provide active participation and leadership in the various RMI working teams;

•	Continue to proactively work with all suppliers in an effort to accomplish our goal that all smelters and refiners in our supply chain are Conformant;

•	Continue to refine and improve our escalation processes to ensure quick remediation, including removal, of any smelter or refiner that loses Conformant status; and

•
Expand our conflict minerals program to a broader Responsible Sourcing program designed to ensure responsible sourcing of additional minerals and include more geographies as solutions are deployed and implemented through RMI.

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This Conflict Minerals Report contains forward looking statements related to our conflict minerals diligence programs for 2018. We wish to caution you that such statements are predictions and that actual events or results may differ materially.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of the presentation to conform these statements to actual results.

Appendix A

Reported 3TG Smelters and Refiners List

This table provides the names of the smelters and refiners in our memory and storage products supply chain as reported by our suppliers for the year ended December 31, 2017, that are also recognized by RMI to be processors of 3TG metals, but that have either not been listed by RMI as Conformant with the RMAP or an equivalent smelter or refiner auditing program as of December 31, 2017, or the country of origin was not disclosed by LBMA or RJC. The smelter and refiner names appear as they are listed on the RMI Smelter or Refiner Information Exchange. We cannot confirm that any or all smelters and refiners in this table processed the necessary 3TG metals contained in our products, as many of our in scope suppliers identified all smelters and refiners in their total supply chain rather than just those smelters and refiners affiliated with products sold to us.

Smelters and refiners noted with an asterisk (*) in this table were listed by RMI as Conformant with the RMAP or an equivalent smelter auditing program as of November 11, 2018 (the date of the last report we received from RMI in 2017) but the country of origin was not disclosed by LBMA or RJC. Smelters and refiners without an asterisk represent the nine smelters and refiners that stopped participating or were not willing to participate in, or complete, a third-party audit within given timelines, were either removed from or no longer reported in our memory and storage products supply chain. Up to date information on the validation status of smelters and refiners participating in the RMAP is available at http://www.responsiblemineralsinitiative.org/conformant-smelter-refiner-lists/.

Metal	Smelter Name	Smelter ID
Gold	Advanced Chemical Company*	CID000015
Gold	Aida Chemical Industries Co., Ltd.*	CID000019
Gold	Al Etihad Gold LLC*	CID002560
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.*	CID000035
Gold	Almalyk Mining and Metallurgical Complex (AMMC)*	CID000041
Gold	AngloGold Ashanti Corrego do Sitio Mineracao*	CID000058
Gold	Argor-Heraeus S.A.*	CID000077
Gold	Asahi Pretec Corp.*	CID000082
Gold	Asahi Refining Canada Ltd.*	CID000924
Gold	Asahi Refining USA Inc.*	CID000920
Gold	Asaka Riken Co., Ltd.*	CID000090
Gold	AU Traders and Refiners*	CID002850
Gold	Aurubis AG*	CID000113
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)*	CID000128
Gold	Boliden AB*	CID000157
Gold	C. Hafner GmbH + Co. KG*	CID000176
Gold	CCR Refinery - Glencore Canada Corporation*	CID000185
Gold	Chimet S.p.A.*	CID000233
Gold	Daejin Indus Co., Ltd.*	CID000328
Gold	Daye Non-Ferrous Metals Mining Ltd.*	CID000343
Gold	DODUCO GmbH*	CID000362
Gold	Dowa*	CID000401
Gold	DSC (Do Sung Corporation)*	CID000359
Gold	Eco-System Recycling Co., Ltd.*	CID000425
Gold	Elemental Refining, LLC	CID001322

Gold	Emirates Gold DMCC*	CID002561
Gold	Geib Refining Corporation*	CID002459
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.*	CID002243
Gold	Great Wall Precious Metals Co., Ltd. of CBPM*	CID001909
Gold	Heimerle + Meule GmbH*	CID000694
Gold	Heraeus Metals Hong Kong Ltd.*	CID000707
Gold	Heraeus Precious Metals GmbH & Co. KG*	CID000711
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.*	CID000801
Gold	Ishifuku Metal Industry Co., Ltd.*	CID000807
Gold	Istanbul Gold Refinery*	CID000814
Gold	Japan Mint*	CID000823
Gold	Jiangxi Copper Co., Ltd.*	CID000855
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant*	CID000927
Gold	JSC Uralelectromed*	CID000929
Gold	JX Nippon Mining & Metals Co., Ltd.*	CID000937
Gold	Kazzinc*	CID000957
Gold	Kennecott Utah Copper LLC*	CID000969
Gold	Kojima Chemicals Co., Ltd.*	CID000981
Gold	Korea Zinc Co., Ltd.*	CID002605
Gold	Kyrgyzaltyn JSC*	CID001029
Gold	LS-NIKKO Copper Inc.*	CID001078
Gold	Materion*	CID001113
Gold	Matsuda Sangyo Co., Ltd.*	CID001119
Gold	Metalor Technologies (Hong Kong) Ltd.*	CID001149
Gold	Metalor Technologies (Singapore) Pte., Ltd.*	CID001152
Gold	Metalor Technologies (Suzhou) Ltd.*	CID001147
Gold	Metalor Technologies S.A.*	CID001153
Gold	Metalor USA Refining Corporation*	CID001157
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.*	CID001161
Gold	Mitsubishi Materials Corporation*	CID001188
Gold	Mitsui Mining and Smelting Co., Ltd.*	CID001193
Gold	MMTC-PAMP India Pvt., Ltd.*	CID002509
Gold	Moscow Special Alloys Processing Plant*	CID001204
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.*	CID001220
Gold	Navoi Mining and Metallurgical Combinat*	CID001236
Gold	Nihon Material Co., Ltd.*	CID001259
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH*	CID002779
Gold	Ohura Precious Metal Industry Co., Ltd.*	CID001325
Gold	OJSC Krastvetmet*	CID001326
Gold	OJSC Novosibirsk Refinery*	CID000493
Gold	PAMP S.A.*	CID001352
Gold	Prioksky Plant of Non-Ferrous Metals*	CID001386
Gold	PT Aneka Tambang (Persero) Tbk*	CID001397
Gold	PX Precinox S.A.*	CID001498
Gold	Rand Refinery (Pty) Ltd.*	CID001512
Gold	Republic Metals Corporation*	CID002510

Gold	Royal Canadian Mint*	CID001534
Gold	SAAMP*	CID002761
Gold	Samduck Precious Metals*	CID001555
Gold	SAXONIA Edelmetalle GmbH*	CID002777
Gold	Schone Edelmetaal B.V.*	CID001573
Gold	SEMPSA Joyeria Plateria S.A.*	CID001585
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.*	CID001622
Gold	Sichuan Tianze Precious Metals Co., Ltd.*	CID001736
Gold	Singway Technology Co., Ltd.*	CID002516
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals*	CID001756
Gold	Solar Applied Materials Technology Corp.*	CID001761
Gold	Sumitomo Metal Mining Co., Ltd.*	CID001798
Gold	T.C.A S.p.A*	CID002580
Gold	Tanaka Kikinzoku Kogyo K.K.*	CID001875
Gold	The Refinery of Shandong Gold Mining Co., Ltd.*	CID001916
Gold	Tokuriki Honten Co., Ltd.*	CID001938
Gold	Torecom*	CID001955
Gold	Umicore Brasil Ltda.*	CID001977
Gold	Umicore Precious Metals Thailand*	CID002314
Gold	Umicore S.A. Business Unit Precious Metals Refining*	CID001980
Gold	United Precious Metal Refining, Inc.*	CID001993
Gold	Valcambi S.A.*	CID002003
Gold	Western Australian Mint (T/a The Perth Mint)*	CID002030
Gold	WIELAND Edelmetalle GmbH*	CID002778
Gold	Yamamoto Precious Metal Co., Ltd.*	CID002100
Gold	Yokohama Metal Co., Ltd.*	CID002129
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation*	CID002224
Tantalum	Duoluoshan	CID000410
Tantalum	Hi-Temp Specialty Metals, Inc.	CID000731
Tantalum	Tranzact, Inc.	CID002571
Tantalum	Zhuzhou Cemented Carbide Group Co., Ltd.	CID002232
Tin	Cooperativa Metalurgica de Rondônia Ltda.	CID000295
Tin	HuiChang Hill Tin Industry Co., Ltd.	CID002844
Tin	PT Cipta Persada Mulia	CID002696
Tin	VQB Mineral and Trading Group JSC	CID002015

Appendix B

Aggregated Counties of Origin List

This table provides information available from RMI on countries of origin for smelters or refiners that have been validated as Conformant with the RMAP. Due to confidential business information concerns, RMI provides this country of origin information on an aggregated basis. This table reflects information available from RMI as of December 31, 2017.

Argentina	Ghana	Nigeria
Australia	Guatemala	Panama
Austria	Guinea	Peru
Benin	Guyana	Portugal
Bolivia (Plurinational State of)	Honduras	Russian Federation
Brazil	India	Rwanda
Burkina Faso	Indonesia	Senegal
Burundi	Japan	Sierra Leone
Cambodia	Kazakhstan	South Africa
Canada	Laos	Spain
Chile	Madagascar	Thailand
China	Malaysia	Togo
Colombia	Mali	Uganda
Congo, Democratic Republic of the	Mexico	United Kingdom of Great Britain And Northern Ireland
Ecuador	Mongolia	United States of America
Eritrea	Mozambique	Uzbekistan
Ethiopia	Myanmar	Viet Nam
France	Namibia	Zimbabwe
Germany	Nicaragua